J.P. MORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

August 10, 2023

Mr. Ray Be

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	J.P. Morgan Exchange-Traded Fund Trust (the “Trust”), on behalf of the

JPMorgan U.S. Tech Leaders ETF

File Nos. 333-191837; 811-22903

Post-Effective Amendment No. 393 (“PEA 393”)

Dear Mr. Be:

This letter is in response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) that you provided by telephone on May 5, 2023 with respect to the filing made in PEA 393 on March 20, 2023 relating to the JPMorgan U.S. Tech Leaders ETF (the “Fund”). For your convenience, we have restated your comments below followed by our response. Capitalized terms used but not defined in this letter have the meaning given to them in the Fund’s Registration Statement. Except as otherwise noted below, we will incorporate the changes referenced below into the Fund’s Registration Statement.

ADMINISTRATIVE COMMENTS

Comment 1:      If any comments apply to multiple sections of the prospectus or SAI, please make corresponding changes to the similar sections.

Response:         To the extent that comments apply to multiple sections, we will make corresponding changes to similar sections of the prospectus or SAI.

PROSPECTUS COMMENTS

Fees and Expenses

Comment 2:     Please confirm supplementally that the expenses excluded from the management agreement will not constitute an amount that needs to be disclosed in the fee table.

Response:        Based on estimated expenses for the Fund, we confirm that expenses excluded from the management agreement do not constitute amounts required to be disclosed in the fee table.

Main Investment Strategies

Comment 3:      The derivatives disclosure states that “[t]o the extent the Fund uses derivatives, the Fund will primarily use futures contracts to more effectively gain targeted equity exposure from its cash positions.” Please describe how these futures contracts will be counted for purposes of the Fund’s 80% policy.

Response:         Derivatives are not included in the numerator for purposes of determining each Fund’s compliance with its 80% policy.

Comment 4:      Given the breadth of industries in which the Fund may invest, please explain supplementally why the technology reference in the Fund’s name isn’t materially misleading. For example, how are REITs, technology-enabled companies?

Response:         We believe that the technology reference in the Fund’s name is not misleading because in addition to investments in traditional technology sector companies, the Fund will invest in companies in technology-enabled companies, which are, in the adviser’s view, companies across sectors and industries that are leveraging new technologies to enhance their business. We think this is appropriate because many companies, such as Tesla or Netflix, are not categorized in the technology sector, but are leveraging new technologies. With respect to the question on REITs specifically the strategy owns, or has owned in the past, datacenter REITs and communication tower REITs, companies which have a fundamental intersection with other technology companies.

Comment 5:      Please clarify what makes a company a “leader”.

Response:         We will revise the second paragraph of the “Investment Process” section to read as follows:

In choosing securities to purchase, the adviser internally evaluates companies to identify those that, in the adviser’s view, are leaders in technology and technology-enabled industries that develop or harness new technologies to reimagine products, establish new markets or attain leadership in existing markets. To determine whether a company qualifies as a technology leader, the adviser evaluates each company across multiple attributes, including:

•	A disruptive business model

•	A unique sustainable competitive advantage

•	A large addressable market

•	A proven management team

Comment 6:    Please disclose the types of analysis and data the adviser will use to determine that a company’s future growth is underappreciated.

Response:       We will revise the third paragraph of the “Investment Process” section to read as follows:

The adviser seeks to invest in leaders that have the above attributes and where the magnitude and/or duration of growth is underappreciated. In assessing whether or not a company’s growth profile is underappreciated, the adviser considers the perceived impact of such attributes on a company’s fundamentals, such as revenues, profit margins or free cash flow, and the degree to which that perspective differs from consensus expectations over time.

Main Investment Risks

Comment 7:       Please tailor the derivatives risk disclosure regarding the Fund’s use of derivatives to how the Fund expects to be managed and address those strategies that the Fund expects to be the most important means to achieving its objectives and that it anticipates will have a significant effect on its performance. The disclosure should not be generic risks associated with each derivative type. See Barry Miller Letter to the ICI dated July 30, 2010 (“Derivatives Letter”).

Response:          We have reviewed the risk disclosure in light of the Derivatives Letter and the Fund’s anticipated use of derivatives and believe that the included risk disclosure is appropriate and does not need to be modified to be more specific.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

Comment 8:      Fundamental investment policy (1) states “[f]or purposes of fundamental investment policies regarding industry concentration, the Fund may not invest more than 25% of its total assets in the securities of issuers primarily engaged in any particular industry.” Please confirm this is consistent with the disclosures in the Fund’s prospectus.

Response:        The Fund will modify the disclosure to make it consistent with the prospectus disclosure.

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4020 or elizabeth.a.davin@jpmorgan.com.

Sincerely,

/s/ Elizabeth A. Davin
Elizabeth A. Davin
Assistant Secretary

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